Exhibit 99.1

July 23, 2024

Constellium Reports Second Quarter and First Half 2024 Results

Paris - Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) today reported results for the second quarter ended June 30, 2024.

As a reminder of the press release issued on February 21, 2024 and following the SEC comment letter review process, Constellium will no longer report Value-Added Revenue (VAR), a Non-GAAP financial measure. In addition, the Company has revised its definition of consolidated Adjusted EBITDA, a Non-GAAP financial measure, to no longer exclude the non-cash impact of metal price lag from its consolidated Adjusted EBITDA. Constellium will continue to exclude the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments. Following the revision of its definition, consolidated Adjusted EBITDA, less the non-cash impact of metal price lag, is equal to consolidated Adjusted EBITDA prior to the revision of its definition. Constellium will continue to provide its investors and other stakeholders with the necessary information to explain the non-cash impact of metal price lag on its reported results.

Second quarter 2024 highlights:

•	Shipments of 378 thousand metric tons, down 5% compared to Q2 2023

•	Revenue of €1.8 billion, down 8% compared to Q2 2023

•	Net income of €71 million compared to net income of €32 million in Q2 2023

•	Adjusted EBITDA of €214 million

> Includes non-cash metal price lag impact of €42 million

•	Segment Adjusted EBITDA of €64 million at P&ARP, €83 million at A&T, €32 million at AS&I, and €(7) million at H&C

•	Cash from Operations of €152 million and Free Cash Flow of €75 million

•	Repurchased 1.56 million shares of the Company stock for $32.5 million

Media Contacts
Investor Relations	Communications
Jason Hershiser	Delphine Dahan-Kocher
Phone: +1 443 988-0600	Phone: +1 443 420 7860
investor-relations@constellium.com	delphine.dahan-kocher@constellium.com

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First half 2024 highlights:

•	Shipments of 758 thousand metric tons, down 4% compared to H1 2023

•	Revenue of €3.5 billion, down 10% compared to H1 2023

•	Net income of €88 million compared to net income of €54 million in H1 2023

•	Adjusted EBITDA of €351 million

> Includes non-cash metal price lag impact of €29 million

•	Segment Adjusted EBITDA of €107 million at P&ARP, €163 million at A&T, €65 million at AS&I, and €(13) million at H&C

•	Cash from Operations of €206 million and Free Cash Flow of €67 million

•	Repurchased 1.89 million shares of the Company stock for $39.4 million

•	Leverage of 2.5x at June 30, 2024

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Our team delivered solid second quarter results despite a mixed end market demand environment and two large planned maintenance outages we took during the quarter. In late June, we experienced a severe flooding event at our facilities in Sierre and Chippis in the Valais region in Switzerland. While I am grateful that all of our employees are safe, this natural disaster will have some impact on our results in the near-term.”

“Looking at our end markets, aerospace demand remained strong and packaging demand continued to improve. Automotive demand remained stable in the quarter in North America though demand in Europe continued to weaken. We continued to experience weakness in most industrial and specialties markets with no signs of recovery in the near-term. Free Cash Flow was strong in the quarter at €75 million and we ended the quarter with leverage at 2.5x, within our target leverage range of 1.5x to 2.5x. Also in the quarter, we increased our shareholder returns and repurchased 1.56 million shares for $32.5 million,” Mr. Germain continued.

Mr. Germain concluded, “We continue to face uncertainties on the macroeconomic and geopolitical fronts. Overall we like our end market positioning but we are more cautious for the second half of this year. Excluding the impact from the flood, our 2024 Adjusted EBITDA guidance, excluding the non-cash impact of metal price lag, would have been reduced by approximately 5% as a result of the weaker market conditions compared to our prior expectations. However, given the uncertainty around the impact from the severe flooding at our facilities in the Valais region in Switzerland, including the extent of the damage and the timing to restart production, we are pausing our guidance for 2024 (see Valais Update / Outlook on page 7 for additional details). We will continue to update all stakeholders as this situation unfolds. We are confident at this time that the impact from the flood is digestible this year and that it will not impact the long-term prospects of the business. Despite the challenges we are facing in the near-term, we remain confident in our ability to deliver on our Adjusted EBITDA target, excluding the non-cash impact of metal price lag, of over €800 million in 2025. Our focus remains on executing our strategy and increasing shareholder value.”

2

Group Summary

	Q2 2024	Q2 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	378	398	(5)%	758	787	(4)%
Revenue (€ millions)	1,795	1,950	(8)%	3,526	3,906	(10)%
Net income (€ millions)	71	32	n.m.	88	54	n.m.
Adjusted EBITDA (€ millions)	214	179	n.m.	351	329	n.m.
Metal price lag (non-cash) (€ millions)	42	(30)	n.m.	29	(45)	n.m.

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported Segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate and the impact of metal price lag.

For the second quarter of 2024, shipments of 378 thousand metric tons decreased 5% compared to the second quarter of 2023 mostly due to lower shipments in the P&ARP and AS&I segments. Revenue of €1.8 billion decreased 8% compared to the second quarter of the prior year primarily due to lower shipments and unfavorable price and mix, partially offset by higher metal prices. Net income of €71 million increased €39 million compared to net income of €32 million in the second quarter of 2023. Adjusted EBITDA of €214 million increased €35 million compared to Adjusted EBITDA of €179 million in the second quarter of last year primarily due to a favorable change in the non-cash metal price lag impact, partially offset by weaker results in each of our segments.

For the first half of 2024, shipments of 758 thousand metric tons decreased 4% compared to the first half of 2023 mostly due to lower shipments in the P&ARP and AS&I segments. Revenue of €3.5 billion decreased 10% compared to the first half of 2023 primarily due to lower shipments and lower metal prices. Net income of €88 million increased €34 million compared to net income of €54 million in the first half of 2023. Adjusted EBITDA of €351 million increased €22 million compared to the first half of 2023 primarily due to a favorable change in the non-cash metal price lag impact, partially offset by weaker results in each of our segments.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q2 2024	Q2 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	262	272	(4)%	526	531	(1)%
Revenue (€ millions)	1,001	1,049	(5)%	1,939	2,079	(7)%
Segment Adjusted EBITDA (€ millions)	64	79	(19)%	107	134	(20)%
Segment Adjusted EBITDA per metric ton (€)	244	291	(16)%	203	253	(20)%

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For the second quarter of 2024, Segment Adjusted EBITDA of €64 million decreased 19% compared to the second quarter of 2023 primarily due to lower shipments, unfavorable price and mix, and higher costs mainly due to operating challenges and unfavorable metal costs at our Muscle Shoals facility. Shipments of 262 thousand metric tons decreased 4% compared to the second quarter of the prior year mostly due to lower shipments of packaging and automotive rolled products. Revenue of €1.0 billion decreased 5% compared to the second quarter of 2023 primarily due to lower shipments and unfavorable price and mix, partially offset by higher metal prices.

For the first half of 2024, Segment Adjusted EBITDA of €107 million decreased 20% compared to the first half of 2023 as a result of unfavorable price and mix and higher costs mainly due to weather-related impacts in the first quarter, operating challenges and unfavorable metal costs at our Muscle Shoals facility. Shipments of 526 thousand metric tons decreased 1% compared to the first half of 2023. Revenue of €1.9 billion decreased 7% compared to the first half of 2023 primarily due to unfavorable price and mix and lower metal prices.

Aerospace & Transportation (A&T)

	Q2 2024	Q2 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	60	60	0%	117	118	(1)%
Revenue (€ millions)	452	464	(3)%	893	916	(3)%
Segment Adjusted EBITDA (€ millions)	83	96	(14)%	163	169	(3)%
Segment Adjusted EBITDA per metric ton (€)	1,395	1,613	(14)%	1,397	1,418	(1)%

For the second quarter of 2024, Segment Adjusted EBITDA of €83 million decreased 14% compared to the second quarter of 2023 primarily due to unfavorable price and mix, partially offset by lower costs. Shipments of 60 thousand metric tons were stable compared to the second quarter of the prior year. Revenue of €452 million decreased 3% compared to the second quarter of 2023 primarily due to unfavorable price and mix.

For the first half of 2024, Segment Adjusted EBITDA of €163 million decreased 3% compared to the first half of 2023 primarily due to lower shipments and unfavorable price and mix, partially offset by lower costs. Shipments of 117 thousand metric tons decreased 1% compared to the first half of 2023. Revenue of €893 million decreased 3% compared to the first half of 2023 primarily due to lower metal prices.

4

Automotive Structures & Industry (AS&I)

	Q2 2024	Q2 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	56	66	(15)%	115	138	(16)%
Revenue (€ millions)	357	443	(19)%	721	926	(22)%
Segment Adjusted EBITDA (€ millions)	32	39	(19)%	65	82	(21)%
Segment Adjusted EBITDA per metric ton (€)	573	597	(4)%	563	598	(6)%

For the second quarter of 2024, Segment Adjusted EBITDA of €32 million decreased 19% compared to the second quarter of 2023 primarily due to lower shipments and unfavorable price and mix, partially offset by lower costs. Shipments of 56 thousand metric tons decreased 15% compared to the second quarter of the prior year due to lower shipments of automotive and other extruded products, including the sale of Constellium Extrusions Deutschland GmbH (“CED”) in September 2023. Revenue of €357 million decreased 19% compared to the second quarter of 2023 primarily due to lower shipments and unfavorable price and mix.

For the first half of 2024, Segment Adjusted EBITDA of €65 million decreased 21% compared to the first half of 2023 primarily due to to lower shipments and unfavorable price and mix, partially offset by lower costs. Shipments of 115 thousand metric tons decreased 16% compared to the first half of 2023 due to lower shipments of automotive and other extruded products, including the sale of CED in September 2023. Revenue of €721 million decreased 22% compared to the first half of 2023 primarily due to lower shipments, unfavorable price and mix and lower metal prices.

The following table reconciles the total of our segments’ measures of profitability to the group’s Income from Operations:

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
P&ARP	64	79	107	134
A&T	83	96	163	169
AS&I	32	39	65	82
Holdings and Corporate	(7)	(5)	(13)	(11)

Segment Adjusted EBITDA	172	209	322	374

Metal price lag	42	(30)	29	(45)

Adjusted EBITDA	214	179	351	329

Other adjustments	(87)	(100)	(166)	(188)

Income from operations	127	79	185	141

5

Reconciling items excluded from our Segment Adjusted EBITDA include the following:

Metal price lag

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

For both the second quarter and the first half of 2024, metal price lag is positive which reflects LME prices for aluminium increasing during the period. For both the second quarter and the first half of 2023, metal price lag is negative which reflects LME prices for aluminium decreasing during the period.

Other adjustments are detailed in the Reconciliation of net income to Adjusted EBITDA Table on page 16.

Net Income

For the second quarter of 2024, net income of €71 million compares to net income of €32 million in the second quarter of the prior year. The increase in net income is primarily related to favorable changes in gains and losses on derivatives mostly related to our hedging positions and lower selling and administrative expenses, partially offset by lower gross profit and higher income tax expense.

For the first half of 2024, net income of €88 million compares to net income of €54 million in the first half of the prior year. The increase in net income is primarily related to favorable changes in gains and losses on derivatives mostly related to our hedging positions, partially offset by lower gross profit and higher income tax expense.

Cash Flow

Free Cash Flow was €67 million in the first half of 2024 compared to €34 million in the first half of the prior year. The increase in Free Cash Flow was primarily due to a favorable change in working capital, partially offset by lower Segment Adjusted EBITDA and higher cash taxes.

Cash flows from operating activities were €206 million for the first half of 2024 compared to cash flows from operating activities of €167 million in the first half of the prior year.

Cash flows used in investing activities were €139 million for the first half of 2024 compared to cash flows used in investing activities of €133 million in first half of the prior year.

6

Cash flows used in financing activities were €56 million for first half of 2024 compared to cash flows used in financing activities of €19 million in the first half of the prior year. During the first half of 2024, the Company repurchased 1.89 million shares of the Company stock for $39.4 million.

Liquidity and Net Debt

Liquidity at June 30, 2024 was €869 million, comprised of €213 million of cash and cash equivalents and €656 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,682 million at June 30, 2024 compared to €1,664 million at December 31, 2023.

Valais Update / Outlook

In late June we experienced unprecedented flooding in the Valais region of Switzerland, devastating the region, including industrial activities at Constellium and elsewhere. Constellium’s plate and extrusion shops in Sierre and casthouse in Chippis were severely flooded and operations have remained suspended since the flood. All Constellium employees have been confirmed safe, but there is significant damage to the equipment and facilities. Cleaning and drying operations, as well as the testing and maintenance phase, are all underway.

To put our Valais operations into perspective, we employ around 700 employees in the region across three locations, out of approximately 12,000 total Constellium employees. The total finishing capacity of Sierre is 70 to 75 thousand metric tons, or less than 5% of Constellium’s shipments, and an even lower percentage of our total manufacturing capacity. Given the fact that Sierre primarily serves the TID and industry extrusion markets in Europe, the capacity utilization pre-flood was lower than compared to a more normal demand environment.

We are working closely with our insurance company and the latest insurance estimates have a gross damage assessment of approximately €135 million. This figure includes estimated damages, cleaning costs and business interruption expenses. This gross damage assessment is before consideration of our insurance claim of up to €50 million, the impact of mitigation plans which are currently underway, and potential government assistance, of which certain benefits have already been approved.

Excluding the impact from the flood, our 2024 Adjusted EBITDA guidance, excluding the non-cash impact of metal price lag, would have been reduced by approximately 5% as a result of the weaker market conditions compared to our prior expectations. However, given the uncertainty around the impact from the severe flooding at our facilities in Switzerland, including the extent of the damage and the timing to restart production, we are pausing our guidance for 2024. Also excluding the impact from the flood, we now expect to generate Free Cash Flow in 2024 of over €100 million. We are confident at this time that the impact from the flood is digestible this year. At this stage, we are prioritizing the restart based on criticality of equipment and customer needs. Finally, we remain confident in our ability to deliver on our Adjusted EBITDA target, excluding the non-cash impact of metal price lag, of over €800 million in 2025.

7

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, non-cash impact of metal price lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Recent Developments

Constellium’s facility in Muscle Shoals, Alabama has been selected by the U.S. Department of Defense (DoD) for an investment under Title III, Defense Production Act to rebuild its Direct Chill aluminum casting center. The funding was awarded via the Defense Production Act Investments (DPAI) Program. Constellium will use the funds to install state-of-the-art casting equipment on the site of a dismantled casting center intended to add up to 300 million pounds of annual casting capacity. With this added capacity, the plant expects to increase its recycled input, reduce its use of primary metal, and provide the U.S. industrial base an additional, self-reliant, domestic source of supply for aluminium rolling ingot. The total investment for this project is approximately $65 million, and includes DoD funding of $23 million.

Constellium signed a long-term agreement with Lotte Infracell, a subsidiary of Lotte Aluminium, a leading provider of aluminium solutions, to supply foilstock for Lotte’s battery foil applications in Europe. This partnership highlights Constellium’s commitment to the growing electric vehicle market and highlights its strategic focus on the cutting-edge automotive aluminium solutions. Under this agreement, Constellium will supply high-quality foilstock from its Singen site in Germany. The total investment for this project is approximately €30 million, with contractual support of Lotte Aluminium.

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Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; natural disasters including severe flooding and other weather-related events; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €7.2 billion of revenue in 2023.

Constellium’s earnings materials for the second quarter ended June 30, 2024 are also available on the company’s website (www.constellium.com).

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CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Revenue	1,795	1,950	3,526	3,906
Cost of sales	(1,605)	(1,737)	(3,175)	(3,532)

Gross profit	190	213	351	374

Selling and administrative expenses	(74)	(80)	(149)	(151)
Research and development expenses	(13)	(13)	(28)	(26)
Other gains and losses - net	24	(41)	11	(56)

Income from operations	127	79	185	141

Finance costs - net	(32)	(35)	(65)	(70)

Income before tax	95	44	120	71

Income tax expense	(24)	(12)	(32)	(17)

Net income	71	32	88	54

Net income attributable to:
Equity holders of Constellium	71	31	87	51
Non-controlling interests	—	1	1	3

Net income	71	32	88	54

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.48	0.21	0.59	0.35
Diluted	0.48	0.21	0.58	0.34
Weighted average number of shares, (in thousands)
Basic	146,272	146,543	146,534	145,429
Diluted	149,040	148,191	149,670	148,191

10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Net income	71	32	88	54

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	11	5	34	4
Income tax on remeasurement on post-employment benefit obligations	(3)	(3)	(6)	(2)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(2)	1	(4)	4
Income tax on cash flow hedges	1	—	1	(1)
Currency translation differences	9	—	22	(13)

Other comprehensive income / (loss)	16	3	47	(8)

Total comprehensive income	87	35	135	46

Attributable to:
Equity holders of Constellium	87	34	134	44
Non-controlling interests	—	1	1	2

Total comprehensive income	87	35	135	46

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At June 30, 2024	At December 31, 2023
Assets
Current assets
Cash and cash equivalents	213	202
Trade receivables and other	693	490
Inventories	1,134	1,098
Other financial assets	22	30

	2,062	1,820

Non-current assets
Property, plant and equipment	2,084	2,047
Goodwill	477	462
Intangible assets	45	47
Deferred tax assets	234	252
Trade receivables and other	35	31
Other financial assets	2	2

	2,877	2,841

Total Assets	4,939	4,661

Liabilities
Current liabilities
Trade payables and other	1,431	1,263
Borrowings	53	54
Other financial liabilities	30	34
Income tax payable	19	19
Provisions	19	18

	1,552	1,388

Non-current liabilities
Trade payables and other	68	59
Borrowings	1,842	1,814
Other financial liabilities	11	8
Pension and other post-employment benefit obligations	380	411
Provisions	86	89
Deferred tax liabilities	27	28

	2,414	2,409

Total Liabilities	3,966	3,797

Equity
Share capital	3	3
Share premium	420	420
Retained earnings and other reserves	529	420

Equity attributable to equity holders of Constellium	952	843
Non-controlling interests	21	21

Total Equity	973	864

Total Equity and Liabilities	4,939	4,661

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Treasury shares	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2024	3	420	—	13	(4)	16	121	274	843	21	864
Net income	—	—	—	—	—	—	—	87	87	1	88
Other comprehensive income / (loss)	—	—	—	28	(3)	22	—	—	47	—	47

Total comprehensive income / (loss)	—	—	—	28	(3)	22	—	87	134	1	135

Share-based compensation	—	—	—	—	—	—	12	—	12	—	12
Repurchase of ordinary shares	—	—	(37)	—	—	—	—	—	(37)	—	(37)
Allocation of treasury shares to share-based compensation plan vested	—	—	27	—	—	—	(27)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	(1)	(1)

At June 30, 2024	3	420	(10)	41	(7)	38	106	361	952	21	973

(in millions of Euros)	Share capital	Share premium	Treasury shares	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2023	3	420	—	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	—	51	51	3	54
Other comprehensive income / (loss)	—	—	—	2	3	(12)	—	—	(7)	(1)	(8)

Total comprehensive income / (loss)	—	—	—	2	3	(12)	—	51	44	2	46

Share-based compensation	—	—	—	—	—	—	10	—	10	—	10
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	(2)	(2)

At June 30, 2023	3	420	—	30	(7)	29	111	199	785	21	806

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CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Net income	71	32	88	54
Adjustments
Depreciation and amortization	74	72	145	144
Pension and other post-employment benefits service costs	4	5	10	11
Finance costs - net	32	35	65	70
Income tax expense	24	12	32	17
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(4)	20	(2)	28
Losses on disposal	—	—	1	6
Other - net	6	7	12	10
Change in working capital
Inventories	(40)	72	(23)	150
Trade receivables	(42)	(7)	(186)	(224)
Trade payables	61	(98)	153	(14)
Other	19	23	10	6
Change in provisions	—	(1)	(2)	(2)
Pension and other post-employment benefits paid	(11)	(9)	(20)	(19)
Interest paid	(26)	(29)	(56)	(63)
Income tax paid	(16)	(1)	(21)	(7)

Net cash flows from operating activities	152	133	206	167

Purchases of property, plant and equipment	(78)	(65)	(146)	(134)
Property, plant and equipment grants received	1	—	7	1

Net cash flows used in investing activities	(77)	(65)	(139)	(133)

Repurchase of ordinary shares	(31)	—	(37)	—
Repayments of long-term borrowings	(2)	(2)	(4)	(5)
Net change in revolving credit facilities and short-term borrowings	(1)	(66)	—	7
Lease repayments	(7)	(9)	(13)	(16)
Transactions with non-controlling interests	(1)	(3)	(3)	(3)
Other financing activities	—	—	1	(2)

Net cash flows used in financing activities	(42)	(80)	(56)	(19)

Net increase / (decrease) in cash and cash equivalent	33	(12)	11	15
Cash and cash equivalents - beginning of period	180	193	202	166
Transfer of cash and cash equivalents from assets classified as held for sale	—	(2)	—	(1)
Effect of exchange rate changes on cash and cash equivalents	—	(1)	—	(2)

Cash and cash equivalents - end of period	213	178	213	178

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SEGMENT ADJUSTED EBITDA

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
P&ARP	64	79	107	134
A&T	83	96	163	169
AS&I	32	39	65	82
Holdings and Corporate	(7)	(5)	(13)	(11)

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended June 30,		Six months ended June 30,
(in k metric tons)	2024	2023	2024	2023
Packaging rolled products	187	194	374	377
Automotive rolled products	69	71	140	141
Specialty and other thin-rolled products	6	7	12	13
Aerospace rolled products	25	26	52	51
Transportation, industry, defense and other rolled products	35	34	65	67
Automotive extruded products	33	38	69	78
Other extruded products	22	28	45	60

Total shipments	378	398	758	787

(in millions of Euros)
Packaging rolled products	677	699	1,295	1,384
Automotive rolled products	296	312	583	616
Specialty and other thin-rolled products	29	38	62	79
Aerospace rolled products	244	271	507	524
Transportation, industry, defense and other rolled products	208	192	386	391
Automotive extruded products	233	280	475	573
Other extruded products	123	163	246	353
Other and inter-segment eliminations	(16)	(5)	(28)	(14)

Total revenue	1,795	1,950	3,526	3,906

Amounts may not sum due to rounding.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

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NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Net income	71	32	88	54
Income tax expense	24	12	32	17

Income before tax	95	44	120	71
Finance costs - net	32	35	65	70

Income from operations	127	79	185	141
Depreciation and amortization	74	72	145	144
Restructuring costs (A)	3	—	3	—
Unrealized (gains) / losses on derivatives	(3)	20	—	28
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	—	1	(2)	—
Share based compensation costs	6	7	12	10
Losses on disposal (B)	—	—	1	6
Other (C)	7	—	7	—

Adjusted EBITDA (D)	214	179	351	329

of which Metal price lag (E)	42	(30)	29	(45)

(A)	For the three and six months ended June 30, 2024, restructuring costs amounted to €3 million and were related to cost improvement programs in Europe and in the U.S.
(B)

For the six months ended June 30, 2023, gains and losses on disposal costs net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023.

(C)

For the three and six months ended June 30, 2024, other was related to €5 million of inventory impairment as a result of flooding in Sierre and Chippis facilities at the end of June 2024 as well as €2 million of costs associated with non-recurring corporate transformation projects.

(D)	Adjusted EBITDA includes the non-cash impact of metal price lag as presented on the line below.
(E)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

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Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Net cash flows from operating activities	152	133	206	167
Purchases of property, plant and equipment, net of grants received	(77)	(65)	(139)	(133)

Free Cash Flow	75	68	67	34

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2024	At December 31, 2023
Borrowings	1,895	1,868
Fair value of net debt derivatives, net of margin calls	—	(2)
Cash and cash equivalents	(213)	(202)

Net debt	1,682	1,664

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Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

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Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS. Leverage is defined as Net debt divided by last twelve months Segment Adjusted EBITDA, which excludes the non-cash impact of metal price lag.

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